Exhibit 99.1

NEWS RELEASE

OLYMPUS: MANAGEMENT HAS  REORGANIZED TO ENSURE TECHNICAL
SUCCESS OVER THE NEXT 18 MONTHS

Toronto– February 4, 2008 - Olympus Pacific Minerals Inc. (“Olympus”) (TSX:  OYM), advises of the re-assignment of executive roles within Olympus.  Colin Patterson has agreed to a new mandate to ensure the company achieves technical success in its major exploration and development projects at the company’s two advanced stage properties located in central Vietnam, near the port city of Da Nang.  Mr. David Seton will assume Mr. Patterson’s previous duties as CEO.
Mr. Patterson, who was CEO and President of Olympus, has 35 years of experience in the mining industry, which includes experience in areas of management, production, design, exploration, evaluation, construction and corporate.  Prior to this, he held numerous corporate and top management roles in the mining and exploration industry and has been instrumental in returning operations to profit.  He holds a mining engineering degree and an Honors degree in Commerce along with professional designation in Australia.
Mr. Seton said, “Olympus has agreed to an exploration budget of US$15M over the next 12 months, the largest budget in the company’s history.  In addition, the company is undertaking extensive feasibility studies and development work to increase production at its two advanced stage Vietnamese projects.  To have Colin’s talents focused on these efforts is critical to ensure we are successful during this important expansion phase without the distraction of other commercial and management issues.”
Colin Patterson said, “My passion is building successful mining companies on time and on budget.  In light of current cost blowouts by other mining companies, I feel that I can best ensure Olympus becomes a major success by helping our first-rate teams deliver on these two major projects.”
Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia.  Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
www.olympuspacific.com